SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001 -04

COMPANHIA SIDERURGICA NACIONAL (BOVESPA: CSNA3; NYSE: SID) hereby informs its shareholders and market participants, in light of news recently published by the press and the re-opening of its share repurchase program, as follows:

1. The company has a conservative financial management policy relating to its investments and assets. The purpose of this policy is to protect its cash flow and balance sheet. The company does not have any leveraged transactions relating to fixed income or foreign exchange derivatives, including transactions relating to “double indexed” or “target forward” derivatives. The objective of eventual foreign exchange derivative transactions is to hedge against foreign exchange exposures. The company’s foreign exchange exposure, in the context of the company’s operations, remained immaterial throughout the year.

2. On April 2nd, 2003, the company entered into an equity swap transaction. The transaction has been renewed since then. The terms and conditions applicable to the latest renewal are reflected in a press release (i.e., “fato relevante”) dated July 11th, 2008. Pursuant to the terms and conditions of such last renewal, the company owes to its counterparty a LIBOR-based interest rate on a notional amount corresponding to the average price of approximately American Depositary Receipts ("ADRs") representing common stock of the company, while the counterparty owes the company an amount corresponding to the appreciation of the ADRs corresponding to the notional amount and to the dividends allocated to such ADRs. Since its inception, the financial result of this transaction is reported in the notes to the company’s financial statements. The transactions’ aggregate financial result, from April 2nd, 2003 to September 26th, 2008, corresponds to approximately US$845 million.

3. The company has a solid financial position and does business solely with first tier financial institutions. The company’s cash availability on September 26th, 2008, corresponded to approximately US$1.7 billion.

4. As recently covered by the press, there are negotiations in progress concerning an eventual sale of an equity interest, or investment in, Nacional Minérios S.A., a subsidiary of the company.

Companhia Siderúrgica Nacional
Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.